UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66982

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ally Invest Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11605 N. Community House Dr., Suite 300

(No. and Street)

Charlotte	North Carolina	28277
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Martin   (704) 644-6208

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche

(Name – if individual, state last, first, middle name)

200 Renaissance Center Suite 3900	Detroit	Michigan	48243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Alex Martin _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ally Invest Securities, LLC _____, as of December, 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____



_____
Notary Public

_____
Signature

Principal Financial Officer
_____
Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ally Invest Securities LLC

SEC I.D. No 8-66982

Statement of Financial Condition as of December 31, 2020,
and Report of Independent Registered Public Accounting Firm

Filed in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as Public Document

INDEX

Ally Invest Securities, LLC

	Page



Deloitte & Touche LLP
Suite 3900
200 Renaissance Center
Detroit, MI 48243-1300
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Ally Invest Group Board and Equity Owners of:
Ally Invest Securities, LLC
11605 N. Community House Dr., Suite 300
Charlotte, NC 28203

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ally Invest Securities, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2021

We have served as the Company's auditor since 2017.

Statement of Financial Condition

Ally Invest Securities, LLC

December 31, 2020

Assets		
Cash	$	9,704,977
Receivables from brokers		4,911,165
Deposit at clearing broker (Note 5)		1,306,623
Receivable from Parent, net (Notes 2)		462,089
Receivables from affiliates (Note 2)		18,938
Other assets		607,879
Total assets	$	17,011,671
Liabilities		
Accounts payable and accrued liabilities	$	696,273
Due to affiliates (Note 2)		2,006,825
Total liabilities		2,703,098
Commitments and contingencies (Note 6)		
Member's equity		14,308,573
Total liabilities and member's equity	$	17,011,671

The accompanying notes are an integral part of the statement of financial condition.

Notes to Statement of Financial Condition

Ally Invest Securities, LLC

1.   Summary of Significant Accounting Policies

Description of Business and Organization

Ally Invest Securities, LLC, (the Company) is a broker dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Ally Invest Group, Inc. (the Parent). The Parent is a wholly owned subsidiary Ally Financial Inc. (AFI).

The Company acts in an agency capacity, buying and selling securities for its retail self-directed customers, and charging a commission, facilitated through an internet-based trading platform. The Company clears all customer transactions through a clearing broker-dealer on a fully disclosed basis.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies, including the SEC and FINRA. The oversight of these organizations includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP).

Cash

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents.

The Company maintains account balances with financial institutions in excess of federally insured limits.

Receivable from Brokers

Receivable from brokers are uncollateralized commission and fee obligations due under normal trade terms. The carrying amount of broker receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all broker receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. All accounts or portions thereof determined to be uncollectible are written off to the allowance for doubtful accounts. Management believes that the accounts are fully collectible and are therefore stated at net realizable value, therefore no allowance for doubtful accounts is recorded at December 31, 2020.

Use of Estimates in the Preparation of the Statement of Financial Condition

U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company that is not subject to income taxes as it is a disregarded entity for income tax purposes. The Parent is a wholly-owned subsidiary of AFI and is included in the consolidated tax return. AFI is responsible for the payment of income taxes and does not allocate income taxes to the Company.

2.   Related Party Transactions

Administrative Services Agreement

The Company receives management and administrative services, including the use of office facilities, equipment, marketing and technology, from its Parent under the terms of an Administrative Services Agreement. The Parent also charges an amount equivalent to $0.50 per trade for the use of Parent owned and developed technology assets. As of December 31, 2020, $475,700 of management and administrative fees were prepaid and are included in receivable from parent in the statement of financial condition.

Notes to Statement of Financial Condition

Ally Invest Securities, LLC

Receivables from and liabilities due to affiliates

Receivables from affiliates consist of amounts advanced and reimbursable costs paid on behalf of affiliated companies. Liabilities due to affiliates consist of amounts paid by affiliates for reimbursable costs on behalf of the Company. Amounts due from/to affiliates are unsecured, non-interest bearing and due on demand. The Company's receivable and payable balances with its affiliates are shown in the following table.

December 31, 2020	Receivable	Liability
Ally Invest Advisor Inc.	$ 15,562	$ 54,485
Ally Invest Forex LLC	3,376	—
Ally Financial Inc.	—	1,952,340
Total	$ 18,938	$ 2,006,825

Parent Contributions

The Parent contributed permanent members equity of $50,000,000 during 2020. The cash was deposited into the Company throughout the year ended December 2020. The Parent will continue to infuse capital, as needed, for the foreseeable future.

3.   Subordinated Loans

On December 10, 2020, the Company repaid two subordinated equity loans due to the Parent in the amount of $3,500,000.

Interest payable related to these loans for the year ended December 31, 2020, amounted to $13,611 and is included as a component of Receivable from Parent, net in the statement of financial condition.

4.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain adequate net capital and certain ratios, including aggregate indebtedness to net capital.

The Company is required to maintain minimum net capital equivalent to the greater of $250,000 or 6 2/3% of aggregate indebtedness and requires the percentage of aggregate indebtedness to not exceed net capital by 1500%. At December 31, 2020, the Company had net capital of $11,231,948 as defined, which was $10,981,948 in excess of its required minimum net capital of $250,000. The Company's aggregate indebtedness as of December 31, 2020, equals 24% of its net capital.

5.   Risk Concentration

Securities Clearing and Custody

The Company operates as an introducing broker-dealer and as such all its client accounts are held at its clearing brokerage. The clearing and depository operations for the Company's securities transactions are provided by Apex Clearing Corp. (Apex), whose principal office is in Dallas, Texas. The Company's clearing deposit requirement is $1,300,000.

6.   Commitments and Contingencies

Legal

During the normal course of operations, the Company, the Parent and its affiliates, from time to time, are or may be involved in lawsuits, arbitration, claims, and other legal proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's statement of financial condition.

General Contingencies

In the ordinary course of business, there are various contingencies that are not reflected in the statement of financial condition. Such contingencies have not been accrued for because they are not probable to occur and any associated amounts cannot be reasonably estimated.

Under the terms of the Company's securities clearing agreement with Apex, the Company introduces its clients' securities accounts to Apex, who, as the clearing broker, clears and maintains all client account activity. The Company is responsible for obtaining from each client such funds or securities as are required to be deposited or maintained in their accounts. As a result, the Company is liable for any loss,

Notes to Financial Statements

liability, damage, cost, or expense incurred or sustained by Apex as a result of the failure of any client to timely make payments or deposits of securities to satisfy their contractual obligations.

Client securities activities are transacted on either a cash- or margin-basis. In margin transactions, the Company may extend credit to the client, through its clearing broker, subject to various regulatory and margin lending practices, collateralized by cash and securities in the client's account. In connection with these activities, the Company also executes client transactions involving the sale of securities not yet purchased, known as "short sales." Such transactions may expose the Company to credit risk in the event the client's assets are not sufficient to fully cover losses, which the client may incur. In the event the client fails to satisfy its obligations, the Company will purchase or sell financial instruments in the client's account in order to fulfill the client's obligations. The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory guidelines. Compliance with these guidelines is monitored, and pursuant to such guidelines, clients may be required to deposit additional collateral, or reduce positions, when necessary. The maximum potential exposure under these arrangements is difficult to estimate; however, the potential for the Company to incur material losses pursuant to these arrangements is remote.

7.   Subsequent Events

Management has evaluated subsequent events through February 26, 2021, the date the statement of financial condition was available to be issued. In February 2021, four purported class actions were filed against AFI relating to AIS's retail self-directed online trading business. As of February 26, 2021, it is not determinable what the outcome of those matters will be or what liabilities, if any may be incurred by AIS. The Company did not identify any additional recognized or unrecognized events that would have required adjustment to the statement of financial condition.